Mail Stop 3561

January 24, 2006

Bianca A. Russo
Secretary
J.P. Morgan Chase Commercial Mortgage Securities Corp.
270 Park Avenue
New York, NY 10017

Re: J.P. Morgan Chase Commercial Mortgage Securities Corp.
Registration Statement on Form S-3
File No. 333-130786, filed on 12/30/2005

Dear Ms. Russo:

We have reviewed selected portions of your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate.

2. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

3. We note that throughout the prospectus you refer to "other assets" that may be included in the pool. Please note that a takedown off of a shelf that involves assets, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Please revise the base prospectus to describe all "other assets" and other features reasonably contemplated to be included in an actual takedown.

4. Please confirm that the material terms to be included in the finalized agreements will either be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB

5. We suggest revising the prospectus to explicitly incorporate the Annexes into the text in order to avoid causing any doubt as to whether they are part of the prospectus.

Prospectus Supplement

Cover Page

6. Please revise the statement in the third paragraph of the box to ensure that it accurately reflects the language under Item 1102(d) of Regulation AB. In this regard, please clarify that the securities represent the obligations of the issuing entity, rather than "the trust." Also, please note that the final sentence in the box appears incomplete.

Important notice about information presented in this prospectus supplement…

7. We note your disclosure that if any terms of the notes described in this prospectus vary from the terms described in the prospectus supplement, you should rely on information provided in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

Summary, page S-2

8. Please include a brief summary, or a bracketed placeholder for such summary, of any events that may trigger liquidation or amortization of the asset pool, or otherwise alter the transaction structure of flow of funds. Refer to Item 1103(a)(3)(vii) of Regulation AB.

Interest Rate Swap Agreement, page S-7

9. Please add bracketed language indicating that you will identify in the summary the counterparties to any derivative agreements (other than interest rate swap agreements) and provide a brief summary of the support provided.

Required Repurchases or Substitutions of Mortgage Loans, page S-23

10. Please briefly discuss the criteria that must be satisfied by the substitute loans. Refer to Item 1103(a)(6) of Regulation AB.

The Prospective Performance of the Commercial and Multifamily Mortgage Loans, page S-30

11. We do not understand the second paragraph included in this risk factor. If you believe that investors would not be concerned with the prior performance of deals by the persons putting together this deal, please explain why to us. The fact that different trusts have had differing results is a matter for disclosure and context, as in the first paragraph of this section suggests.

Additional Loan Information, page S-55

12. Please provide a form of Annex A.

Underwriting Guidelines and Processes, page S-60

13. We note that you have included a discussion of the underwriting processes for the pool assets. However, we are not able to locate a discussion of your actual pool selection criteria. Please revise accordingly. Refer to Item 1111(a)(4) of Regulation AB.

14. In addition, please provide a description of expenses incurred in connection with the selection and acquisition of the pool assets payable from offering proceeds or other transaction parties described. Item 1107(j).

Subordination; Allocation of Collateral Support Deficit, page S-83

15. Please add a bracketed placeholder for other credit enhancements. See pages72-74 of base.

16. Please confirm that you will provide as exhibits any enhancement or support agreements or agreements regarding derivative instruments. Refer to Items 1114(a) and 1115(a) of Regulation AB.

Reports to Certificateholders, Certain Available Information, page S-94

17. We note the information that you propose to provide in your reports to your certificateholders. However, we believe that the distribution reports as currently proposed omit certain information that appears relevant to this offering. For instance, we believe that you should provide, without limitation, the disclosure regarding:

   - the amount of credit support payments (either accrued or paid) and the general purpose of the payments. Item 1121(a)(3) of Regulation AB; and

   - material modifications, breaches and triggers. Refer to Item 1121(a)(11),(12) and (13) of Regulation AB; and

   Please refer to refer to Item 1121(a).

18. We note your disclosure in item (7) of page S-95. Please expand your disclosure to clarify that you will provide the delinquency and loss information required by Items 1111(c) and 1100(b) of Regulation AB.

19. Also, please direct us to the delinquency and loss table for the assets being securitized, which shows the delinquent loans in the 30/31 day buckets.

Base Prospectus

Other Accounts, page 3

20. If you only contemplate remarketing fee accounts, please retitle and revise this section. If you contemplate other accounts, please name them here and describe them in an appropriate place.

Mortgage Loans, page 28

21. We note that each mortgage loan included in the asset pool may be delinquent. Please confirm that you will meet the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form S-3.

22. We note your disclosure in the second full paragraph on page 29. Please confirm that you will not include nonperforming assets in the asset pool. Refer to 1101(c)(2)(iii) of Regulation AB.

MBS, page 32

23. Please tell us how you intend to comply with the requirements of Rule 190 of the 1933 Act and Item 1100(d) of Regulation AB.

24. Also, please note that mortgage participations are themselves securities and may only be included if registered or have an exemption from registration.

Use of Proceeds, page 41

25. You state that offering proceeds may be used for general corporate purposes. Please tell us what you mean by "general corporate purposes."

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Daniel H. Morris at (202) 551-3314 or me at (202) 551-3755 with any other questions.

Sincerely,

Max A. Webb
Assistant Director